SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21° andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item		Page No.
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces Consolidated Financial Results for the first quarter of 2004” dated on May 07, 2004.	1

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Announces Consolidated Financial Results for the first quarter of 2004

Press Release, May 07, 2004 (15 pages)

For more information, please contact:

Charles E. Allen

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP, SP, Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.com.br

(São Paulo – Brazil; May 07, 2004) TELECOMUNICAÇÕES DE SÃO PAULO S.A -TELESP (NYSE: TSP; BOVESPA: TLPP) today announced its consolidated financial results for the first quarter ended March 31, 2004. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6404, of December 15, 1976 revised by Law # 9457 of May 05, 1997, and Law # 10303 of October 31, 2001 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated
Unaudited figures in Reais MM	Mar-04	Mar-03	Variation
Net operating revenues	3,266	2,681	21.8%
EBITDA 1/	1,415	1,222	15.9%
EBITDA margin (%)	43.3	45.6	-2.2	p.p.
Operating income	631	321	97.0%
Income before income tax, social contribution, profit sharing & minority interest	641	331	93.3%
Net income	419	221	89.8%

Shares outstanding (bn)	493.6	494.4	-0.2%
EPS (000)	0.85	0.45	90.1%

Installed Lines (switching) (000)	14,288	14,359	-0.5%
Lines in service (000)	12,228	12,413	-1.5%
Telephone density (per 100 inhab.)	31.2	32.4	-1.2	p.p.
LIS/employee 2/	1,776	1,548	14.7%
Digitalization (%)	97.2	96.3	1.0	p.p.

1/	EBITDA = Earnings before interest taxes, depreciation and amortization - EBITDA
2/	Includes ADSL clients

Highlights of the Period

•	ADSL - is offered under the brand name “SPEEDY” and reached 518,175 clients in March 2004, increasing 7.0% in relation to the 4Q03, when there were 484,393 clients. In relation to the 349,306 clients registered in March 2003, the growth is 48.3%.

•	The net income reached R$419 million, 89.8% higher than in the 1Q03. The reduction of interest rates in the last twelve months and an efficient financial and operational management contributed most for this result. To a lesser extend also contributed to this result the increase in the subscriber base for Value Added Services and the strict control of expenses.

•	Net operating revenues by the end of March 2004 reached R$3,266.2 million. Compared with the R$2,680.7 million recorded in the same period of the previous year, it shows a R$585.4 million or a 21.8% raise. This results from the tariff increase based on the IPCA since June 2003 and additionally, by the growth in the SPEEDY service as well as the long distance services.

•	The EBITDA at the end of the 1Q04 was R$1,415.4 million, growing 15.9% compared to the R$1,221.7 million that was recorded in the 1Q03, mainly due to the IPCA-based tariff increase, the growth registered both in the SPEEDY and long distance services, the reduction in personnel expenses (mainly due to headcount reorganization in 2003), but partially offset by the increase of the interconnection expenses and outsourcing.

•	The EBITDA margin for the 1Q04 was 43.3%. When compared with the EBITDA margin of 45.6% of the 1Q03, there was a reduction of 2.2 p.p. because of the increase in the interconnection expenses (due to the growth in long distance traffic by means of the Telesp’s access code “15” and the increase of fixed-to-mobile traffic) besides the increase in outsourcing expenses.

•	The consolidated Capex (non-cash) in the 1Q04 was R$196.9 million while the total committed amount was R$271.0 million. This number is in line with the requirements of the Company and confirms the long-term interest of the Telefónica Group in Brazil.

•	The total indebtedness of the Company as of March 31, 2004 was R$2,662.3 million and once adding R$323.3 million related to unrealized losses on hedging operations, it raises to R$2,985.6 million. The net debt of the Company of R$2,176.4 million results from subtracting R$809.2 million of cash and cash equivalent. For comparison reasons, as of December 31, 2003, the indebtedness of the Company was R$2,977.1 million and once adding R$359.5 million related to unrealized losses on hedging operations, it raises to R$3,336.6 million. The R$3,121.7 million net debt as of December 31, 2003 results from subtracting R$214.9 million of cash and cash equivalent.

Highlights about revenues

Gross Operating Revenues by the end of the 1Q04 reached R$4,520.4 million, an R$851.4 million or 23.2% increase compared to the same period of the previous year. As of March 31, 2004, the Company did not register any client with an outstanding bill that surpassed the 1% of the total accounts receivable.

The changes are explained as follows:

•	Monthly Rental Charge: totaled R$1,120.1 million in the 1Q04, representing an increase of R$137.6 million, or 14.0% compared to the 1Q03, mainly due to the IPCA-based tariff increase since June 2003, partially offset by the 1.6% reduction in the average number of lines in service.

•	Installation Charge: amounted to R$21.9 million in the 1Q04, a decrease of R$0.4 million or 1.6% when compared to the same period of the previous year, due to the lower number of net additions in the quarter. The lower tariff for this service was also a contributing factor for this reduction when comparing the 1Q04 and the 1Q03.

•	Local Service: registered revenues of R$777.8 million for the 1Q04, showing an increase of R$100.2 million or 14.8% compared to the 1Q03, lower than the IPCA-based tariff increase since June 2003 because of the reduction in traffic (exceeding pulses) of about 3%.

•	Others: reached R$229.5 million in the 1Q04, representing an R$51.2 million or 28.7% increase when compared with the 1Q03, highlighting the increase in revenues from merchandise and handsets, “Intelligent line” services, besides the revenues from maintenance services rendered to subscribers. It is worth noting that 41.6% of the client base are also subscribers of “Intelligent line” services.

•	DLD: reached R$753.4 million in the 1Q04, presenting an increase of R$258.9 million, or 52.4%, compared to the 1Q03. The increase of revenues was helped by the start of operations of the Personal Mobile Service (SMP) in July 2003. The increase in revenues is explained by the following reasons:

•	Long distance (intra-state): totaled R$568.2 million in the 1Q04, growing R$199.0 million, or 53.9%, when compared to the 1Q03, mainly because of the IPCA-based average tariff increase since June 2003 and the revenues originated by the SMP traffic.

•	Long distance (inter-state): reached R$185.2 million in the 1Q04, showing an increase of R$59.9 million, or 47.9% when compared to the 1Q03, due to the same aforementioned reasons.

Inter-network revenues:

•	Fixed-to-mobile: amounted to R$1,023.8 million in the 1Q04, presenting an increase of R$194.4 million or 23.4% compared to the same period of the previous year. This was due to the traffic growth in the local SMP and DLD.

•	ILD: reached R$28.2 million in the 1Q04, vis-à-vis R$22.6 million registered in the same period of the previous year, representing an increase of 24.8% due to the international traffic of the SMP.

•	Interconnection Revenues: amounted R$265.8 million in the 1Q04, showing a reduction of R$17.2 million or 6.1% when compared with the 1Q03, mainly due to the increased long distance traffic by means of the Telesp’s access code “15”, which was extended to the Personal Mobile Service (SMP) in July 2003.

•	Public Telephony: totaled R$76.9 million in the 1Q04, and when compared to the 1Q03, it grew R$25.1 million or 48.6%, mainly due to the IPCA-based tariff increase since June 2003, of about 17%, besides the increase in the utilization of this service. It is worth noting that revenues from the sale of public telephone cards are deferred and accounted for, when the cards are effectively used, while the consumption is inferred.

•	Business Communication: revenues for the 1Q04 reached R$222.1 million, a R$95.7 million or 75.7% increase regarding the 1Q03. The increase was mainly caused by the growth in the “SPEEDY” service. The installation fee, rental and modem sale revenues are also included in this item.

Operating Expenses Highlights

Operating Expenses in the 1Q04 reached R$1,850.8 million, an increase of R$391.8 million or 26.9% compared to the 1Q03, explained as follows:

•	Personnel expenses totaled R$119.0 million in the 1Q04, falling R$73.8 million or 38.3% compared to the 1Q03, mainly due to the headcount reorganization and the consequent application of the early retirement programs in March and December of 2003, resulting in a decrease of 13% in the headcount (end of the quarter 1Q04 and 1Q03). These effects were partially offset by the salary increase of 8% (September 2003) and the increase in the percentage of the bonus program for employees (SRE) in 2003.

•	General and administrative expenses for the 1Q04 reached R$1,536.4 million, representing an increase of R$438.1 million, or 39.9% compared to the 1Q03. If the interconnection expenses were not considered, the growth would be in the amount of R$126.1 million, or 24.5%.

Quarterly disclosure

The General and Administrative Expenses changes are explained as follows:

a)	Materials reached R$37.5 million in the 1Q04 showing a R$9.8 million or 35.3% growth when compared to the 1Q03, mainly due to the increase in the cost of merchandise sold and telephone cards, partially offset by the fall in expenses of material for plant maintenance. The increase in the costs of merchandise sold also reflects the sales of modems to render SPEEDY services.

b)	Outsourcing expenses reached R$557.5 million, an increase of R$130.2 million or 30.5% when comparing the 1Q04 with the 1Q03, as the result of the expenses related to traffic optimizing projects, expenses of equipment maintenance and to maintain the IP network, systems and public telephones maintenance, as well as the expenses in software and attention centers.

c)	Inter-connection expenses reached R$895.7 million, growing R$312.0 million or 53.4% when comparing the 1Q04 with the 1Q03 due to the increased fixed-to-mobile traffic and the tariff increase. The increase in the expenses also reflects the start of operations of the Personal Mobile Service (SMP) in July 2003, resulting in payments to other operators.

d)	Other Expenses reached R$45.7 million in the 1Q04, going down R$13.9 million, or 23.3%, compared to the 1Q03 mainly due to the reduction in rental expenses of poles and ducts, besides the economies resulted from the AIX consolidation in December 2003. Those reductions were partially offset by higher expenses with the rental of other infrastructure.

•	Taxes reached R$62.3 million, showing an increase of R$10.4 million, or 20.0%, when comparing the 1Q04 and the 1Q03, chiefly due to the increase in expenses with FUST and FUNTTEL, both charged on revenues. The values related to Cofins on financial revenues that were classified until December 2003 in “Other Operating Revenues (Expenses)” are now classified in “Taxes”.

•	Provisions for bad debt presented an increase of R$30.0 million, or 28.6%, comparing the 1Q04 and the 1Q03. It corresponds to 4.1% of the total net operating revenues compared to the 3.9% provision in the 1Q03. The Company continues focusing its efforts to keep this variable under control.

•	Gains (losses) with investments registered a reduction of R$1.4 million in the 1Q04 compared to the same period of the previous year, mainly due to the elimination of the operations concerning the use of underground duct networks for fiber optics between Telesp and AIX, which after December 2003 is being consolidated because, after several restructuring processes in the aforementioned Companhia AIX de Participações, Telesp now holds a 50% stake in that Company.

•	Other operating revenues (expenses) registered a positive result of R$2.9 million in the 1Q04 compared to the loss of R$11.5 million in the 1Q03, which represents a positive variation of R$14.4 million. The main reason is the reclassification of the expenses with Cofins (which started to be charged to the “Taxes” account in the 1Q04), increased revenues from fines and the reduction of assets write-off.

•	Depreciation dropped R$20.4 million, or 2.8%, in the 1Q04 compared to the 1Q03, mainly due to the reduction of Capex after achieving the universalization targets and the reductions of the provision for obsolescence.

•	Net Financial Revenues / (Expenses): reached a net negative result of R$82.4 million, a reduction of 54% or R$96.7 million in relation to the same period of the last year. The indebtedness and result of the operations of the Company after hedging derivatives are not significantly affected by the risk of the exchange rates. As of March 31, 2004, 99% of the financial debt was denominated in foreign currency, while 100% of the indebtedness was being covered by active positions in hedge operations (swap to CDI), which was partially covered by “Swap-CDI x fixed”. The swap transactions were carried out to cover the total volume of debt related to foreign currency.

Net Financial Revenues Annual Comparison- R$ MM			Variation
	Mar/04	Mar/03%		R$ MM
Results of Financial Operations	16.8	73.9	(77.3)	(57.1)
Hedge results	(22.7)	(351.6)	(93.5)	328.9
CPMF (Tax on financial transactions)	(17.3)	(18.6)	(7.0)	1.3
Financial Revenues	21.7	24.7	(12.1)	(3.0)
Financial Expenses	(60.6)	(153.9)	(60.6)	93.3
Exchange Variation	(20.3)	246.4	(108.2)	(266.7)

Net Financial Result	(82.4)	(179.1)	(54.0)	96.7

NON-OPERATING REVENUES (EXPENSES) in the 1Q04 registered a positive value of R$9.2 million, or 15.3% lower than the R$10.9 million recorded in the 1Q03, due to the sale of assets and write-offs of obsolete assets.

LOANS AND FINANCING: As of March 31, 2004, the Company had R$2,662.3 million (R$2,945.8 million as of December 31, 2003) in loans and financing denominated in foreign currency, from which R$1,741.9 million (R$1,950.6 million as of December 31, 2003) were obtained at fixed interest rates, and R$920.3 million (R$995.2 million as of December 31, 2003) were obtained at variable interest rates (Libor). Even though most of the debt has been contracted at fixed interest rates in foreign currency, the Company contracts hedge operations to tie all the debt to the local currency, with floating interest rates indexed to the CDI, and as a consequence the financial results of the Company are affected by the fluctuations of this rate. As of March 31, 2004, the Company had “Swap floating (CDI) x Fixed” operations to partially cover the fluctuations in the local currency interest rates. The covered operations mature in September 2004 and January 2005 and totaled R$1,593.7 million (R$1,117.4 million as of December 31, 2003).

On the other hand, the Company invests the excess balance of cash and cash equivalents (financial instruments) of R$809.2 million (R$214.9 million as of December 31, 2003) mainly in short-term instruments, based on the variation of the CDI, which reduces this risk. Book value of those instruments is close to market value because of the short-term maturity.

RECENT AND IMPORTANT EVENTS

•	Telesp acquires the IP Network from Telefônica Empresas S.A.: On December 10, 2002, the management of Telecomunicações de São Paulo – Telesp announced that its Board of Directors, on session held on December 10, 2002, decided to approve the proposal for the purchase, from Telefónica Empresas, of the business composed by the assets and contracts with customers related to the following services: (i) Switched IP (Internet Protocol): Services and infrastructure that allow the establishment of switched connections of remote users through the dial-up network; (ii) Speedy Link: Service rendered to Internet Service Providers (ISPs), that allows them to offer to their clients the use of the broad band access to internet named Speedy. Furthermore, the Company wants to clarify that: (a) The present transaction is interesting to the Company since it enables the optimization of its operations, increases of synergies, in network development and speed in the commercial response to the market, as well as the establishment of business strategies; (b) The value of the purchase of the aforementioned services, their respective assets and contracts with clients was determined to be R$143,910,000.00 (one hundred forty three million, nine hundred ten thousand reais), according to the valuation made by an independent company, KMPG Corporate Finance S/C Ltda.; (c) Telesp requested the proper authorization from Anatel in order to deploy the Multimedia Communication Service (SCM), thus allowing the Company the direct exploitation of the services related to the assets/businesses to be acquired.

•	Modification of the Company’s bylaws: the Extraordinary General Shareholders’ Meeting, held on December 30, 2002 approved the modification of the heading of the article 7 and the 1st paragraph of article 27, and the removal of article 26 of the Company’s bylaws, in order to adapt them to Law # 10303/01. Such modification refers to the fact that the preferred shares will have a secured priority in the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, previously stated in the heading of article 7.

SUBSEQUENT EVENTS

•	On April 08, 2004, the Company published a notice declaring interim dividends and interest on the Company’s net worth for the fiscal year 2004, approved in the Board of Directors’ Meeting held on April 07, 2004, ad referendum of the General Shareholders’ Meeting and the payment of the interest on the Company’s net worth for the fiscal year 2003 approved in the General Shareholders’ Meeting held on March 25, 2004.

•	Interim Dividends – Fiscal year 2004: The Company declared interim dividends in the amount of R$613.6 million based on the retained earnings of the last balance sheet, according to the article 28 of the Company’s bylaws and articles 204 and 205 of the Law #6404/76.

	Common	Preferred (*)
Amount per lot of 1,000 shares: R$	1.165553357353	1.282108693088

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

The interim dividends will be charged against the minimum mandatory dividends for the fiscal year 2004 in accordance with the established by the single paragraph of the article 28 of the Company’s bylaws. The payment of this dividend started on April 23, 2004 to the common and preferred shareholders registered as such in the Company’s registry book by the end of the day on April 07, 2004.

•	Declaration of interest on the Company’s net worth – Fiscal year 2004: The Company declared interest on the Company’s net worth in the amount of R$295.8 million, subjected to income tax withholding of 15%, resulting in a net payment of R$251.4 million in accordance with the article 9 of the Law #9249/95 and the Instruction 207/96 of the CVM (“Comissão de Valores Mobiliários”).

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individuals (net value)
Common shares	0.561909290065	0.084286393510	0.477622896555
Preferred shares (*)	0.618100219071	0.092715032861	0.525385186210

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

The corresponding credit was made in the Company’s accounting records on April 23, 2004, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on April 07, 2004. In accordance with the single paragraph of the article 29 of the Company’s bylaws, the interest on the Company’s net worth may be charged against the minimum mandatory dividends for the fiscal year 2004. Immune or exempt entities for tax withholding will receive the payment for the gross value.

•	Payment of Interest on the Company’s Net Worth - Fiscal Year 2003: In accordance with the resolutions taken in the Ordinary General Shareholders’ Meeting held on March 25, 2004, it started on April 23, 2004 the payment of Interest on the Company’s net worth, granted to the common and preferred shareholders individually registered as such at the end of the day, on December 29, 2003, according to the Notice to the Shareholders published on December 11, 2003. The total amount is R$1,100 million and after withholding the income tax of 15%, its net amount is R$935 million, according to the table below:

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	2.089588299767	0.313438244965	1.776150054802
Preferred Shares (*)	2.298547129744	0.344782069462	1.953765060282

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws

In accordance with the article 9 of the Law #9249/95 and item V of the Instruction #207/96 of the CVM (“Comissão de Valores Mobiliários”), the amount of Interest on the Company’s Net Worth was charged, on its net value, to the amount of the mandatory dividends related to the fiscal year 2003.

ADDITIONAL NOTES

•	CVM Edict # 371 – Pension Plan Accounting Procedures: The Company chose to register the liabilities related to pension plans directly in the “net equity” as of December 31, 2001, net from the corresponding tax effects, according to the Edict CVM # 371 published on December 13, 2000. As of December 31, 2002, the Company chose to immediately register all the actuary gains and losses in the financial statements. In the actuary valuation of those pension plans, the projected unitary credit method was adopted, being the assets of the plans accounted as of November 30, 2003 and November 30, 2002, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the valuation of assets was done based on the Company’s liabilities for pension plans in relation to the total liabilities of the pension plan. The total value of the registered liability until March 31, 2004 was R$85.2 million.

•	On June 26, 2003, through Edicts #37166 and #37167, the Agência Nacional de Telecomunicações – ANATEL approved the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be effective starting on June 30, 2003 and for sector 32 (former CETERP) since July 03, 2003. The local basic plan had an average readjustment of 28.85%, incorporating the productivity gain of 1%, while the net tariffs of the long distance basic plan of services had an average readjustment of 24.84%, incorporating the productivity gain of 4%, in accordance with the established on the concession contract. The net values of the other services and features included in the STFC were readjusted by 30.05%, on average. Nevertheless, a legal injunction led to a decision that suspended the effects of Anatel’s edicts and ordered to apply the Consumer Price Index – IPCA instead of the General Price Index – IGP-DI in the calculation formulas contained in the clauses 11.1 and 11.2 of the concession contracts of public telephony services. Said decision has been appealed and is still pending of definitive judgment, when the index to be applied to the readjustment will be announced.

•	On July 06, 2003, the mobile telephony operating companies started to implement the long distance carrier selection. It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

Tables

Table 1 shows the shareholding structure for Telesp and the historical summary. Table 2 has Telesp’ Income Statement. Table 3 and the Table 4 show, respectively, the balance sheets and the operating highlights for TELESP. Table 5 shows tariffs rates. Finally, Table 6 shows loans and financing, Capex, depreciation, inflation and foreign exchange rate figures.

Note: This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previoulsy “Telesp Participações S/A”)

Table 1. Shareholding structure for Telesp

	As of March 31, 2004
Telesp	Ordinary	Preferred	Total
Controlling Company	140,040,860,473	291,819,562,080	431,860,422,553
	84.71%	88.90%	87.49%

Others	25,279,346,129	36,452,510,659	61,731,856,788
	15.29%	11.10%	12.51%

Total number of shares	165,320,206,602	328,272,072,739	493,592,279,341

Note: Treasury shares were cancelled in the General Shareholders’ Meeting held on August 14, 2003.

Capital stock - in thousands of R$ (in 12/31/03):		5,978,074
Book Value per 1.000 shares (R$):		25.71
Capital stock - in thousands of R$ (in 03/31/04):		5,978,074

Tagline

Telecomunicações de São Paulo S/A - TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the principal supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP's operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A - TELESP acquired, in December 1999, voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S/A - CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representatives of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On October 10, 2000, the Board of Directors approved the creation of an integral subsidiary to provide package network switched services and afterwards the Company promoted the partial spin-off of this subsidiary which is a listed company.

TELESP's business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel's targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo, S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephone operating companies started to implement the long distance carrier selection. It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephone operators for the use of their networks.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 2. Consolidated income statements

For the years ended March 31, 2004 and 2003

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated
	1Q04	1Q03	var.
Gross operating revenue	4,520,419	3,669,034	23.2%

Monthly basic rental charges	1,120,097	982,467	14.0%
Installation charge	21,889	22,244	-1.6%
Local Service	777,811	677,585	14.8%
Other	229,462	178,255	28.7%
DLD	753,359	494,442	52.4%

Intra-state	568,207	369,229	53.9%
Inter-state	185,152	125,213	47.9%
Fixed to mobile revenues	1,023,789	829,386	23.4%
ILD	28,185	22,582	24.8%
Interconnection	265,760	282,942	-6.1%
Public telephony	76,918	51,772	48.6%
Data transmission (ex-package)	222,132	126,430	75.7%
Phone directory	1,017	929	9.5%

Taxes + others	(1,254,256)	(988,293)	26.9%

Net operating revenue	3,266,163	2,680,741	21.8%

Operating expenses	(1,850,757)	(1,459,000)	26.9%

Payroll and related charges	(118,952)	(192,733)	-38.3%
General and administrative expenses	(1,536,397)	(1,098,307)	39.9%
Materials	(37,505)	(27,727)	35.3%
Outside Services	(557,516)	(427,300)	30.5%
Interconnection expenses	(895,710)	(583,728)	53.4%
Others	(45,666)	(59,552)	-23.3%
Taxes	(62,250)	(51,873)	20.0%
Provisions	(134,895)	(104,868)	28.6%
Investment gains (losses)	(1,208)	231	-622.9%
Other operating revenues / (expenses)	2,945	(11,450)	-125.7%

Earnings before interest taxes, depreciation and amortization - EBITDA	1,415,406	1,221,741	15.9%

Depreciation and amortization	(701,673)	(722,054)	-2.8%
Financial revenues	106,166	536,851	-80.2%
Financial expenses	(188,600)	(716,024)	-73.7%
Interest on the company’s net worth	—	—	—

Operating income	631,299	320,514	97.0%

Non-operating revenues (expenses)	9,221	10,884	-15.3%

Income before income tax and social contribution	640,520	331,398	93.3%

Income tax	(164,513)	(82,884)	98.5%
Social contribution	(57,426)	(27,942)	105.5%

Income before employee profit sharing and minority interest	418,581	220,572	89.8%

Interest on company’s net worth reversion	—	—	—

Net income	418,581	220,572	89.8%

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

CNPJ Nº 02.558.157/0001-62

Table 3. Balance sheet

As of March 31, 2004 and December 31, 2003

Corporate Law - Unaudited

(In thousands of reais - R$)

	Consolidated	Consolidated
	Mar-04	Dec-03
ASSETS
Current assets	4,771,414	4,121,165

Cash and cash equivalents	809,196	214,932
Cash and bank accounts	24,734	41,524
Financial investments	784,462	173,408
Accounts receivable from customers	3,292,092	3,005,660
Allowance for doubtful accounts	(613,268)	(574,686)
Loans and financial investments	25,157	24,685
Recoverable taxes	946,333	1,130,367
Maintenance inventories	110,028	125,434
Recoverable prepaid expenses	70,675	71,516
Unrealized Gains on Hedging Operations	—	—
Receivables from associated companies	66,850	64,394
Other assets	64,351	58,863

Long-term assets	843,391	919,480

Recoverable taxes	382,782	441,099
Loans and financial investments	10,144	10,102
Capitalizable investments	—	—
Bail of legal proceedings	294,144	280,853
Receivables from associated companies	50,538	85,741
Other assets	105,783	101,685

Permanent Assets	14,572,313	15,082,174

Investments	164,036	165,363
Property, plant and equipment - net	14,240,139	14,735,494
Deffered results	168,138	181,317

Total Assets	20,187,118	20,122,819

LIABILITIES
Current liabilities	5,721,788	5,957,980

Loans and financing	1,800,379	1,982,062
Suppliers	1,085,478	1,086,645
Consignments	183,855	212,615
Taxes	785,535	712,565
Dividends and interest on capital	1,276,928	1,276,663
Accrual for contingencies	51,105	49,408
Payroll and related charges	107,423	152,101
Payables to associated companies	20,934	21,950
Unrealized Losses on Hedging Operations	323,309	359,482
Other liabilities	86,842	104,489

Long-term liabilities	1,758,315	1,876,695

Loans and financing	861,875	995,087
Taxes	29,193	31,373
Accrual for contingencies	702,573	676,474
Payables to associated companies	45,283	55,550
Other liabilities	119,391	118,211

Results of future fiscal years	17,470	17,470

Shareholders’ equity	12,687,931	12,269,060

Share capital	5,978,074	5,978,074
Capital reserves	2,744,321	2,744,031
Profit Reserves	550,498	550,498
Retained earnings	3,415,038	2,996,457

Capitalizable Funds	1,614	1,614

Total liabilities	20,187,118	20,122,819

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 4. Operating Highlights

		Consolidated - Accumulated					Consolidated
		Mar-03	Mar-04		var.		4Q03		1Q04		var.
Capex
Capital Expenditure	R$ MM	289	197		-31.8%		496		197		-60.3%
Network
Access Lines -Installed (switching)		14,359,488	14,288,188		-0.5%		14,248,713		14,288,188		0.3%
Installed Lines - Gain		3,828	39,475		931.2%		(59,371	)1/	39,475		166.5%
Access Lines in Service		12,413,480	12,227,546		-1.5%		12,296,930		12,227,546		-0.6%
Residential		9,185,934	9,113,568		-0.8%		9,149,659		9,113,568		-0.4%
Non-residential		1,482,446	1,444,137		-2.6%		1,446,358		1,444,137		-0.2%
Trunk Lines 2/		1,233,278	1,091,148		-11.5%		1,125,444		1,091,148		-3.0%
Public Lines		324,867	327,224		0.7%		327,084		327,224		0.0%
Internally used and test lines		186,955	251,469		34.5%		248,385		251,469		1.2%
Lines in Services - Gain		(92,408)	(69,384)		n.a		(56,423)		(69,384)		n.a
Average Lines in Service	(ALIS)	12,455,882	12,258,407		-1.6%		12,323,279		12,258,407		-0.5%
ADSL		349,306	518,175		48.3%		484,393		518,175		7.0%
Digitalization	(%)	96.3	97.2		1.0	p.p.	96.9		97.2		0.3	p.p.
Traffic
Local Pulses - Registered	(pul 000)	8,834,926	8,531,819		-3.4%		9,095,000		8,531,819		-6.2%
Local Pulses - Exceeding	(pul 000)	6,168,222	5,976,378		-3.1%		6,525,178		5,976,378		-8.4%
Domestic Long Distance 3/	(min 000)	4,045,876	4,111,540		1.6%		4,141,645		4,111,540		-0.7%
International Long Distance	(min 000)	18,390	22,980		25.0%		24,079		22,980		-4.6%
Monthly traffic per ALIS
Local	(pul)	236	232		-1.9%		246		232		-5.7%
DLD	(min)	108	112		3.3%		112		112		-0.2%
ILD	(min)	0.5	0.6		27.0%		0.7		0.6		-4.1%
Others
Employees		8,245	7,177		-13.0%		7,134		7,177		0.6%
LIS per Employee 4/		1,548	1,776		14.7%		1,792		1,776		-0.9%
Monthly Net Op. Revenue per ALIS	(R$)	71.7	88.8		23.8%		86.5		88.8		2.7%
Telephone Density	(per 100 inh.)	32.4	31.2	5/	-1.2	p.p.	31.6		31.2	5/	-0.4	p.p.

1/	Deactivated due to technical reasons.
2/	Includes ISDN clients.
3/	Includes intra-state, inter-state, VC1, VC2, VC3 and SMP.
4/	End of period. Includes ADSL clients.
5/	Population: 39,160,706 - source Anatel (March 2004).

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 5

Tariff rates (including taxes) - fixed line services

(in reais)

Date of Enforcement	Installation Charge	Monthly Basic Rental Charge			Pay Phone Unit		Local Pulses
		Residential	Business	Trunk line	Local	Credit
May 19, 1997 1/	82.17	13.82	20.73	27.64	0.06	0.06	0.08016
Feb 11, 1998	51.36
Sep 01, 1998	69.10
Dec 29, 1999 2/	75.56	16.26	24.39	32.53	0.06	0.06	0.08453
Jan 01, 2000	76.62	16.49	24.73	32.99	0.06	0.06	0.08571
Jun 22, 2000	76.62	19.77	30.79	41.06	0.070	0.070	0.09180
Jun 24, 2001	76.62	23.32	36.41	48.56	0.075	0.075	0.09180
Jun 28, 2002 3/	76.62	26.57	40.04	40.04	0.081	0.081	0.10257
Jun 30, 2003 (*)	89.82	30.37	49.62	49.62	0.0926	0.0926	0.11728
Sep 12, 2003 (**)	69.71	31.14	46.93	46.93	0.0949	0.0949	0.12025

Date of Enforcement	DLD (1 minute without discounts - normal rates)
	D1 (up to 50km)	D2 (from 50 to 100km)	D3 (from 100 to 300km)	D4 (over 300km)
May 19, 1997	0.07	0.12	0.18	0.24
Dec 29, 1999	0.07	0.13	0.19	0.26
Jan 23, 2000	0.07	0.13	0.19	0.26
Jun 22, 2000	0.09	0.15	0.20	0.27
Jun 24, 2001	0.10	0.16	0.22	0.30
Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003 (*)	0.124	0.198	0.272	0.397
Sep 12, 2003 (**)	0.127	0.203	0.278	0.382

Date of Enforcement	Interconnection (1 min.-without discounts)		Fixed to Mobile (1 minute-without discounts)
	TU-RL	TU-RIU	VC-1		VC-2	VC-3
Jan 01, 1997			0.373		0.801	0.912
Jul 13, 1998	0.036	0.067
Jun 22, 1999	0.040	0.072
Jan 01, 2000			0.378		0.812	0.925
Jan 27, 2000	0.040	0.072	0.412		0.886	1.009
Jun 22, 2000	0.046	0.080	0.412		0.886	1.009
Feb 03, 2001			0.453		0.953	1.084
Jun 24, 2001	0.050	0.086	0.453		0.953	1.084
Feb 01, 2002	0.050	0.091	0.498		1.037	1.180
Feb 08, 2003			from 0.5687 to 0.6360	4/	1.265	1.439
Jun 30, 2003 (*)	0.058	0.114
Sep 12, 2003 (**)	0.052	0.102
Feb 11, 2004			from 0.6085 to 0.6805	4/	1.354	1.540

1/	Installation charge was adjusted on November 1, 1997 and local pulse was adjusted on April 4, 1997.
2/	The new tariffs started to be charged in January 12, 2000 in the CTBC concession area.
3/	Some services have differentiated tariff rates for the former CTBC concession area, such as: installation charge (R$57.21), local pulse (R$0.11519), monthly fee for non-residential and trunk lines (R$45.69), DLD (D1=R$0.119, D2=R$0.171, D3=R$0.245 and D4=R$0.358) and interconnection (TU-RL=R$0.059 and TU-RIU=R$0.109). There are different tariffs within CETERP’s region.
4/	From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.
(*)	SUB JUDICE: On June 26, 2003, through Edicts #37166 and #37167, ANATEL approved the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be efective starting on June 30, 2003, except for sector 32 (former CETERP) where it was to be effective starting on July 03, 2003. Nevertheless, as a result of a legal decision, the readjustments are temporarily limited to the percentage of the Consumer Price Index - IPC-A. Said decision is still pending of appeal and definitive judgment, when the index to be applied to the readjustment will be announced.
(**)	The Justice ruled that starting from this date, the productivity factor had to be applied in the formula. Due to some peculiarities of the average components within this formula, some of the services had their prices increased. Likewise, some especific rebalancing among the items of the different baskets also contributed to this variation.

NOTE:	The average increases were the following:

- Local: 16.04%

- Long distance: 12.55%

- TURL: 3.06%

- TURIU: 12.55%

Note a) On February 06, 2004, according to the Act 42422, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Móvil Service - SMC and Personal Mobile Service - SMP, with an increase of 6.99% for the VC1, VC2 and VC3 throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The new tariffs started to be charged on February 11, 2004.

Note b) In June 2003, ANATEL (Agência Nacional de Telecomunicações) approved new local and domestic long distance tariffs for our concession sectors. Nevertheless, due to a legal injunction filed in the STJ (Superior Tribunal de Justiça), we are applying tariffs lower than those approved. Said legal injunction established that the DLD and local baskets were adjusted by the IPC-A (Índice de Preço ao Consumidor - Ampliado), instead of the IGP-DI (Índice Geral de Preços - Disponibilidade Interna). The readjustment originally approved by Anatel established an average readjustment of 28.75% for the local basket and 24.85% for the DLD basket. However, due to the substitution of the index, the average readjustment of the local basket was 16.04% and for the DLD basket was 12.55%.

Note c) The IPC-A used in the formula to calculate the tariff was 17.24%, incorporating the productivity gains, which were 0.01 for the local basket and 0.04 for the DLD basket, in accordance with the concession contract. The period considered for the variation was the same as the established for the readjustment approved by Anatel (May 2002 to May 2003).

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 6

Loans and Financing

(in thousand of reais)

				Balance as of Mar/04
	Currency	Interest Rate	Due Date	Short Term	Long Term	Total
Mediocrédito	US$	1.75%	2014	8,992	78,735	87,727
CIDA	CAN$	3.0%	2005	1,092	472	1,564
Comtel	US$	10.75%	2004	905,388	—	905,388
Loans in foreign currency			Until 2009	884,907	782,668	1,667,575

Total				1,800,379	861,875	2,662,254

	Currency	Interest Rate	Balance as of Mar/04
Res. 2770	USD	2.38% to 15.45%	561,859
Res. 4131	USD	Libor + 1.00% to Libor + 3.13%	124,507
Import Financing	USD	7.38% to 9.17% + Income Tax	21,209
Import Financing	USD	Libor + 0.25% + Income Tax to Libor + 1.75% + Income Tax	33,043
Debt Assumption	USD	8.45% to 27.50%	164,164
United Loan - JBIC	YEN	Libor + 1.25%	762,793

Total			1,667,575

Capex

The Company submitted to the Board of Directors the Budget for 2004, amounting to R$1,410.9 million (consolidated), which was forwarded and approved by the Ordinary General Shareholders’ Meeting held on March 25, 2004. The source of financing will be generated by the operations.

As of March 31, 2004, the Capex invested by the Company was R$ 196.8 million and its fully consolidated subsidiary, Assist Telefônica S.A., invested R$175 thousand. For the 1Q04, the new commitments for the capex are as follows:

Year	Commited	Forecasted
2004	271,039	296,034

Depreciation Figures

(in million of reais)

March 2004

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

	Cost	Accumulated Depreciation	Book Value
Property, plant and equipment	37,196	(23,293)	13,904
Work in progress	337	0	337
Total	37,533	(23,293)	14,240
Fully depreciated assets			10,740
Average depreciation rate (%)			10.48%

Inflation Figures

	IGP-M	IGP-DI
Jan - Dec 1999	20.10%	19.98%
Jan - Dec 2000	9.95%	9.80%
Jan - Dec 2001	10.37%	10.40%
Jan - Dec 2002	25.30%	26.41%
Jan - Dec 2003	8.69%	7.66%
Jan - Mar 2004	2.72%	2.84%

Source:	Investnews - Gazeta Mercantil

Note:	The IPCA from May 2002 to May 2003 was 17.23%

Exchange Rate Figures

	R$/US$	var. % (YTD)
December 31, 1999	1.789	-48.03%
December 31, 2000	1.9554	-9.30%
December 31, 2001	2.3204	-18.67%
December 31, 2002	3.5333	-52.27%
December 31, 2003	2.8892	18.23%
March 31, 2004	2.9086	-0.67%

Source:	Bloomberg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: May 07, 2004.	By:	/s/ Charles E. Allen
	Name:	Charles E. Allen
	Title:	Investor Relations Director